Stradley Ronon Stevens & Young, LLP

2005 Market Street

Suite 2600

Philadelphia, PA 19103

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

Amy C. Fitzsimmons

(215) 564-8711

afitzsimmons@stradley.com

May 16, 2024

Filed via EDGAR

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject: Franklin Value Investors Trust (the “Trust”)

 (File Nos. 333-31326; 811-05878)

Dear Ms. Marquigny:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone to Amy C. Fitzsimmons with regard to Post-Effective Amendment Nos. 71/72 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) related to the Franklin Mutual Small-Mid Cap Value Fund (formerly, the Franklin MicroCap Value Fund) series of the Trust (the “Fund”), which was filed with the Commission on March 4, 2024 under the Securities Act of 1933 and the Investment Company Act of 1940. The Staff’s comments are summarized below, followed by the Trust’s responses thereto. Terms not defined herein have the meaning set forth for that term in the Amendment.

1.  Comment: Please update the series and class identification numbers and ticker symbols in the EDGAR system.

 Response: The Trust confirms that it will update the Fund’s EDGAR series and class information and ticker symbols.

2.  Comment: In Footnote 3 of the Annual Fund Operating Expenses table, please specifically indicate that the fee and expense waiver/reimbursement arrangements are contractual. In addition, with respect to the cap on transfer agency fees for Class R6 shares, clarify how that cap impacts the proportion of Fund expenses borne by Class R6 shares. If this arrangement results in cross-subsidization between classes, then include a legal analysis of why such cross-subsidization is legal and justifiable.

Response: Footnote 3 to the Annual Fund Operating Expenses table has been revised as follows:

The investment manager has agreed to waive fees and/or reimburse operating expenses (excluding Rule 12b-1 fees, acquired fund fees and expenses, interest expense and certain non-routine expenses or costs, such as those relating to litigation, indemnification, reorganizations and liquidations) for the Fund so that the ratio of total annual fund operating expenses will not exceed 0.90% for each share class, effective May 22, 2024. The investment manager has also agreed to reduce its fees to reflect reduced services resulting from the Fund’s investments in Franklin Templeton affiliated funds. In addition, transfer agency fees on Class R6 shares of the Fund have been capped so that transfer agency fees for that class do not exceed 0.03%. These contractual arrangements are expected to continue until February 28, 2026. During the terms, the fee waiver and expense reimbursement agreements may not be terminated or amended without approval of the board of trustees except to add series or classes, to reflect the extension of termination dates or to lower the waiver and expense limitation (which would result in lower fees for shareholders).

With respect to the Staff’s comment regarding Class R6 shares’ transfer agency fee waiver, this waiver impacts only Class R6 shares’ transfer agency fees and does not affect the proportion of other Fund expenses paid by Class R6 shares as compared to other classes of the Fund. The Fund’s fee waiver and expense reimbursement arrangements do not, therefore, result in cross-subsidization among the Fund’s classes. Class R6 transfer agency fees are a class-specific expense as specifically provided for in the Fund’s transfer agency agreement and Rule 18f-3 multiple class plan. Such fees are permitted to be waived in different amounts than the Fund’s other classes. When applying waivers, fees and expenses are waived/reimbursed in the following order: (1) transfer agency fees for Class R6 are waived first (if any); (2) additional non-transfer agency fees and expenses (including investment management fees) are waived or reimbursed next on a fund-level basis across all classes in the same amount; and (3) transfer agency fees for the non-Class R6 classes of shares are waived last (if necessary). This ordering ensures that investment management fees (and all non-TA fees) are waived in the same amount for all share classes.

In this case, Class R6 had lower “Other Expenses” than Class A and Advisor Class shares due to the lower transfer agency fees that were incurred by Class R6 shares. The fee waiver and/or expense reimbursement for Class R6 shares that is reflected in the annual fund operating expenses table is solely the result of Class R6 shares’ 0.03% cap on transfer agency fees (i.e., transfer agency fees for Class R6 shares were waived so that Class R6 shareholders paid only 0.03% for transfer agency fees). Class R6 shares’ total annual fund operating expenses were already under the Fund’s 0.90% fee and expense cap on total annual fund operating expenses (excluding Rule 12b-1 fees, acquired fund fees and expenses, interest expense and certain non-routine expenses or costs, such as those relating to litigation, indemnification, reorganizations and liquidations), so no further waivers or reimbursements were necessary. Class A shares and Advisor Class shares, on the other hand, incurred higher transfer agency fees than Class R6 shares and, therefore, those Classes had to waive transfer agency fees in a greater amount than Class R6 shares so that each Class would meet the Fund’s 0.90% fee and expense cap on total annual fund operating expenses (excluding Rule 12b-1 fees, acquired fund fees and expenses, interest expense and certain non-routine expenses or costs, such as those relating to litigation, indemnification, reorganizations and liquidations).

3.  Comment: With respect to Footnote 4 in the Annual Fund Operating Expenses table, consider whether the footnote is necessary considering that Footnotes 1 and 2 already state that the total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights.

Response: Footnote 4 to the Annual Fund Operating Expenses table has been removed.

4.  Comment: With respect to the definition of small-cap and mid-cap companies in the Fund’s Principal Investment Strategies, please clarify the definition (i.e., whether the cap is the higher of the two prongs or whether a company’s market capitalization cannot exceed either prong).

Response: We have revised the definition as follows:

For purposes of this investment policy, the Fund considers small- and mid-cap companies as companies with a market capitalization (share price times the number of shares of common stock outstanding) ~~not exceeding either~~ not exceeding the higher of: 1) the highest market capitalization in the Russell 2500 Index; or 2) the 12-month average of the highest market capitalization in the Russell 2500 Index, ~~whichever is higher,~~ at the time of purchase.

5.  Comment: With respect to the last sentence in the first paragraph in the Principal Investment Strategies, please also include the 12-month average of the highest market capitalization in the Russell 2500 Index so that investors will have information as to both prongs in the Fund’s definition of small-cap and mid-cap companies as of a recent date.

Response: We have revised the sentence as follows:

As of April 30, 2024, the highest market capitalization in the Russell 2500 Index was $50.28 billion and the

12-month average of the highest market capitalization in the Russell 2500 Index was $29.59 billion.

6.  Comment: With respect to the Fund’s ESG disclosure in the Principal Investment Strategies section of the summary prospectus, please supplementally confirm that ESG considerations are principal to the Fund’s achievement of its investment objective. Otherwise move references somewhere else in the prospectus or confine to the Fund’s statement of additional information.

Response: The referenced disclosure has been removed.

7.  Comment: In correspondence, please tell us more about the underlying business, operational or legal reasons behind the decision to move from micro-cap to small/mid and, in that vein, please confirm that you do not intend to revise your value or sector focuses or revise your strategy to address that change.

Response: The Fund’s investment manager evaluates the fund complex’s mutual fund line-up periodically. During this review the investment manager proposed, and the Board approved, the repositioning of the Fund to a small/mid-cap fund. The investment manager believes that the repositioning of the Fund to a small/mid-cap fund would provide the Fund and its shareholders with the potential for greater risk-adjusted returns in a broader investment universe and could lead to greater distribution opportunities for the Fund. The investment manager’s overall value strategy is expected to remain the same. With respect to sector focus, the Fund does not specifically focus on any one sector, but may, from time to time, have significant positions in particular sectors based on the investment manager’s stock selection process, which also is not expected to change.

Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/AMY C. FITZSIMMONS

Amy C. Fitzsimmons

cc: Tara Gormel, Franklin Templeton

Alex Kymn, Franklin Templeton